EXHIBIT 12

                        ATLANTIC RICHFIELD COMPANY

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

             STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
               RATIO OF EARNINGS TO FIXED CHARGED-UNAUDITED

                           (Millions of Dollars)


                              Six months                Year Ended December 31
                                ended         --------------------------------------
                             June 30, 1994    1993     1992     1991     1990     1989
                             -------------    ----     ----     ----     ----     ----
Income before income taxes,
  minority interest and
  cumulative effect of
  changes in accounting
  principles (1) . . . . . .     $275       $  634    $1,907   $1,160   $2,820   $3,161

Less: Undistributed income
  of less than 50% owned
  subsidiaries (net of
  losses) (2). . . . . . . .      (14)           -       (12)     (49)     (84)    (111)
                                  ---        -----     -----    -----    -----    -----
Fixed charges:
    Interest expense charged
    to income, interest of
    appropriate unconsolidated
    subsidiaries, and portion
    of rentals representative
    of interest (3). . . . .      405         784        825      952      900      849

Capitalized interest . . . .       17          56        115       79       79       95
                                  ---       -----      -----    -----    -----    -----
Total fixed charges. . . . .      422         840        940    1,031      979      944
                                  ---       -----      -----    -----    -----    -----
Earnings (1) + (2) + (3) . .     $666      $1,418     $2,720   $2,063   $3,636   $3,899
                                  ===       =====      =====    =====    =====    =====
Ratio of earnings to
    fixed charges  . . . . .     1.58        1.69       2.89     2.00     3.71     4.13
                                 ====        ====       ====     ====     ====     ====

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